

Mail Stop 7010

June 1, 2009

via U.S. mail and facsimile

Mr. Arnold Klann, Chief Executive Officer
Bluefire Ethanol Fuels, Inc.
31 Musick
Irvine, CA 92618

   RE: Bluefire Ethanol Fuels, Inc.
      Form 8-K Item 4.01
      Filed May 11, 2009
      Form 8-K/A Item 4.01
      Filed May 22, 2009
      Form 8-K/A Item 4.01
      Filed June 1, 2009
      File No. 0-52361

Dear Mr. Klann:

   We have completed our review of your filing and amendments and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

            Sincerely,

            Jenn Do
            Staff Accountant